

November 19, 2010

Mr. Lawrence A. Cohen
Vice Chairman of the Board and Chief Executive Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

      RE: Capital Senior Living Corporation
              Form 10-K for the year ended December 31, 2009
              Filed March 11, 2010
              File No. 001-13445

Dear Mr. Cohen:

      We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director

cc: David R. Brickman
       Via Facsimile: (972) 340-2666